CUSAC GOLD MINES LTD.

911 - 470 Granville Street

Vancouver, British Columbia

V6C 1V5

INFORMATION CIRCULAR

as at and dated June 27, 2005

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by management of Cusac Gold Mines Ltd. (the "Company") for use at the Annual and Special General Meeting of the shareholders (the "Shareholders") of the Company to be held on Monday, July 27, 2005 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and any adjournment thereof. The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are directors of the Company. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A PROXY WILL NOT BE VALID UNLESS IT IS DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, 10TH FLOOR, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B8, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING. A Proxy may be delivered to the Transfer Agent by fax or other means as set out in the accompanying Form of Proxy. Refer to the notes thereto for instructions.

The instrument of proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A Shareholder who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal, or signed by a duly authorized officer and deposited at the office of the Company at 911 - 470 Granville Street, Vancouver, British Columbia, V6C 1V5, or with the Company’s registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

General

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the proxyholder will do so in accordance with such direction.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this information circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be voted on such matters in accordance with the best judgment of the nominee.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an “Ordinary Resolution”) unless the motion requires a Special Resolution, in which case a majority of not less than 75% of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Shareholder approval, common shares held by Shareholders of the Company who are also “insiders”, as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold common shares in their own name. Shareholders who do not hold their common shares in their own name (referred to in this information circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those common shares will not be registered in the Shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such common shares are registered under the name CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents are prohibited from voting shares for the broker's clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions form Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Common shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the Common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for purposes of voting common shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as a proxyholder for the registered Shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend the meeting and indirectly vote their common shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

General

The authorized common share capital of the Company consists of 100,000,000 common shares without par value.  As at the date of this Information Circular 43,546,112 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

Only Shareholders of record as of June 17, 2005 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote, or have their common shares voted, at the Meeting. A list of Shareholders as of the Record Date is available for inspection at the office of the Company’s registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and will also be available for inspection at the Meeting.

Principal Holders of Voting Shares

To the knowledge of the directors and senior officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2004, (the "Financial Statements"), together with the Auditor's Report thereon, will be presented to Shareholders at the Meeting. The Company's Financial Statements, together with the Auditor's Report thereon and the management discussion and analysis (“MD&A”) were previously mailed to the registered and beneficial holders of shares of the Company in accordance with applicable  securities regulations. Copies of the Financial Statements, together with the Auditor’s Report thereon, the MD&A, notice of meeting, information circular and proxy will be available from the Company’s registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, or from the Company’s office, 911 - 470 Granville Street, Vancouver, British Columbia, V6C 1V5.

FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

The number for which positions exist on the Company's Board has been fixed at the previous Annual General Meeting at 3 (three). Management is proposing to increase the size of the Board to 4 (four) directors and, accordingly, the persons named in the enclosed instrument of proxy intend to vote in favour of fixing the number of directors at 4.  If this resolution is passed, 4 directors will be elected at the Annual and Special General Meeting.

Although management is nominating four (4) individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.

Each director of the Company is elected annually and holds office until the next annual general meeting of Shareholders, until his successor is duly elected, or until his resignation as a director.

In the absence of instructions to the contrary, the shares represented by proxy will be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT

The following table sets out the names of the persons proposed to be nominated by management for election as a director, the province or state and country in which each person is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which each person has been a director of the Company, the respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this information circular.

Name, Province or State and Country of Ordinary Residence	Positions Held with the Company	Principal Occupation and, IF NOT at Present an Elected Director, Occupation During the Past Five Years	Date First Became a Director	No. of Shares Beneficially Owned, Directly or Indirectly
David H. Brett BC, Canada	President, CEO & Director	President, CEO and Director of the Company; President of Knexa Solutions Ltd.	1996	75,000
Guilford H. Brett BC, Canada	Chairman & Director	Chairman and Director of the Company; President of Consolidated Pacific Bay Minerals Ltd.	1965	265,052
Luard J. Manning BC, Canada	Director	Mining Engineer	1991	Nil
George Sanders Washington State, USA	Director	Vice President Argentina Operations for Consolidated Pacific Bay Minerals Ltd. since September 2004; Project Manager - Materials Testing and Consulting, Inc. from June 2001 to December 15, 2004; Self-employed geological consultant in Argentina and the U.S. - October 1995 to June 2001.	2005	Nil

All of the proposed directors are ordinarily resident in Canada except Mr. Sanders who is ordinarily resident in Washington State, USA.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. Currently Guilford H. Brett, George Sanders and Luard J. Manning are the 3 directors elected by the Board of Directors of the Company to the Audit Committee.

Other than as described below, no proposed director:

(a)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(i)

was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, except that Luard Manning was a director of Redell Mining Corp. ("Redell") and assisting in the field with the mine start-up when Redell was halted in June 1996 when management issued a news release stating qualified reserves on its property that were found to be misstatements. Mr. Manning resigned promptly on the announcement of the halt, however, after thirty days was asked to return as interim president of the Company while it was reorganized. Following an investigation in which Mr. Manning acted as an expert witness for the British Columbia Securities Commission in hearings brought against the former President and CFO, Redell returned to normal trading after approximately one and one-half years; or

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

Definitions

For purposes of this Information Circular and this discussion of executive compensation, the following terms have the meanings set out beside them:

“Chief Executive Officer” or “CEO” of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Chief Financial Officer” or “CFO” of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

"executive officer" of the Company for the financial year, means an individual who at any time during the year was:

(a)

a chair of the Company;

(b)

a vice-chair of the Company;

(c)

the president of the Company;

(d)

a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or

(e)

an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company.

"Named Executive Officers" or “NEOs” means:

(a)

each CEO;

(b)

each CFO;

(c)

each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year, and whose total salary and bonus exceeds $150,000; and

(d)

any additional individuals for whom disclosure would have been provided under (c) above, but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year-end.

"Long Term Incentive Plan" or "LTIP" means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale.

"Stock Appreciation Right" or "SAR" means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly trading securities.

Summary of Executive Compensation

In accordance with the provisions of applicable securities legislation, the Company had three (3) "Named Executive Officers" during the financial year ended December 31, 2004. Mr. David H. Brett served as the Chief Executive Officer since November 19, 2004 and as Chief Financial Officer from May 18, 2004 to November 19, 2004. Leanora Homrig served as Chief Financial Officer since November 19, 2004. Mr. Guilford H. Brett served as Chief Executive Officer from prior to January 1, 2002 until November 19, 2004 and as Chief Financial Officer from prior to January 1, 2002 until May 17, 2004. The table below sets forth the details of compensation paid by the Company to these Named Executive Officers during each of the last three fiscal years in which they served in such capacity.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
NEO Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
David H. Brett CEO & former CFO	2004	$57,000	Nil	Nil	Nil	Nil	Nil	Nil
Leanora Homrig CFO	2004	Nil	Nil	$54,000	Nil	Nil	Nil	Nil
Guilford H. Brett Former CEO & CFO	2004 2003 2002	$90,000 $90,000 $90,000	Nil Nil Nil	Nil Nil Nil	Nil 750,000 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its directors or officers and, accordingly, no LTIP awards were made to any of David H. Brett, Leanora Homrig or Guilford H. Brett in the most recently completed financial year.

Options and SARs

No options or SARs were granted to David H. Brett, Leanora Homrig or Guilford H. Brett during the most recently completed financial year.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

The following options and/or SARs were exercised by the Named Executive Officers during the most recently completed financial year and outstanding to the Named Executive Officers at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED

FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
David H. Brett	Nil	N/A	270,000 Exercisable	Nil[1] Exercisable
Leanora Homrig	Nil	N/A	270,000 Exercisable	Nil[1] Exercisable
Guilford H. Brett	Nil	N/A	650,000 Exercisable	Nil[1] Exercisable

Notes:

1.

The closing market price of the Company's common shares on December 31, 2004 was $0.16 per share. The exercise price of the options held by the Named Executive Officers is $0.36 per share as to 740,000 options and $0.37 per share as to 450,000 options.

Termination of Employment, Change in Responsibilities and Employment Contracts

As at December 31, 2004, the Company has not entered into employment contracts with any of the Named Executive Officers. There is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 from the Company or its subsidiaries, including periodic payments or installments, in the event of (i) the resignation, retirement or any other termination of the Named Executive Officer’s employment with the Company and its subsidiaries; (ii) a change of control of the Company or any of its subsidiaries; or (iii) a change in the Named Executive Officer’s responsibilities following a change of control.

No pension or retirement benefits plans have been instituted by the Company and none are proposed at this time.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors, or for services as experts or consultants, during the Company's financial year ended December 31, 2004 except as set out below under the heading "Interest of Informed Persons in Material Transactions - Other informed party transactions".   The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

No options or SARs were granted to non-executive directors during the most recently completed financial year.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

The following options and/or SARs were exercised by non-executive directors during the most recently completed financial year and outstanding to non-executive directors at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED

FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive Directors as a group	Nil	N/A	60,000 Exercisable	Nil[1] Exercisable

Notes:

1.

The closing market price of the Company's common shares on December 31, 2004 was $0.16 per share. The exercise price of the options held by non-executive directors is $0.36 per share as to 40,000 options and $0.37 per share as to 20,000 options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out particulars of the compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2004:

Plan Category	A Number of securities to be issued upon exercise of outstanding options, warrants and rights	B Weighted-average exercise price of outstanding options, warrants and rights	C Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by securityholders	2,160,000	$0.36	2,840,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,160,000	$0.36	2,840,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this information circular, none of the Company’s executive officers, directors, employees or former executive officers, directors and employees of the Company or any of its subsidiaries were indebted to the Company or any of its subsidiaries and none of them were indebted to any other entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. “Support agreement” includes, but is not limited to, an agreement to provide assistance in the maintenance or servicing of any indebtedness and an agreement to provide compensation for the purpose of maintaining or servicing any indebtedness of the borrower.

At no time during the year ended December 31, 2004, was any director or executive officer of the Company, or proposed nominee for election as a director of the Company, or any associate of any such director, executive officer or proposed nominee, indebted to the Company or any of its subsidiaries, indebted to another entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Company.

CORPORATE GOVERNANCE DISCLOSURE

The Company's disclosure with respect to its alignment with the TSX Corporate Governance Guidelines is attached to this Information Circular as Schedule "A" and incorporated by reference herein.

AUDIT COMMITTEE DISCLOSURE

The charter of the Company's audit committee and the other information required to be disclosed by Form 52-110F1 is attached to this Information Circular as Schedule "B" and incorporated by reference herein.

APPOINTMENT AND REMUNERATION OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of BDO Dunwoody LLP, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of the shareholders of the Company at a remuneration to be fixed by the Board of Directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2004, being the commencement of the Company’s most recently completed financial year, none of the following persons, except as set out herein and below, has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company:

(a) any person who has been a director, senior officer or insider of the Company since January 1, 2004;

(b) any proposed nominee for election as a director of the Company; and

(c) any associate or affiliate of any of the foregoing persons.

Matters to be acted upon

The directors and officers of the Company have an interest in the resolution concerning the approval of the reduction of the exercise price of stock options.  Otherwise, no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since January 1, 2004

Private Placements

Pursuant to a private placement that closed July 15, 2004, Guilford Brett, then President and a Director of the Company, subscribed for 100,000 flow-through common shares of the Company at a price of $0.32 per share (for total purchase price of $32,000). The shares on issue were subject to a hold period and were restricted from trading until November 16, 2004.

Pursuant to a private placement that closed December 30, 2004, David Brett, then President, CEO and a director of the Company, and Guilford Brett, a director of the Company, subscribed for respectively 75,000 flow-through units and 186,000 flow-through units of securities of the Company at a price of $0.26 per unit, each unit being comprised of one common share and one Series "A" share purchase warrant, each such warrant entitling the holder to acquire one additional common share at a price of $0.31 for one year. The securities on issue were subject to a hold period and were restricted from trading until May 1, 2005.

Both private placements were subject to the approval and completed in accordance with the policies of the Toronto Stock Exchange.

Other informed party transactions

During the financial year ended December 31, 2004, the Company entered into certain other transactions with informed parties as follows:

1.

The Company received $39,000 for rent and administrative services provided to companies with common directors; and

2.

A company controlled by David Brett, President, CEO and a director of the Company, was paid or had accrued to its benefit $6,000 for web hosting services and Knowledge Management software licences provided to the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Re-pricing of Stock Options

The Company is proposing to re-price all currently outstanding options which were granted under the Company’s Stock Option Plan.  Pursuant to the requirements of the Toronto Stock Exchange (the "Exchange"), each reduction of the exercise price of a stock option granted to an Insider (as defined in the policies of the Exchange) is required to be approved by a majority of the disinterested Shareholders of the Company present and entitled to vote at the Meeting prior to the Insider being entitled to exercise the option at the revised price.  Particulars of the outstanding options to Insiders of the Company proposed to be re-priced by the Company from the current exercise prices of $0.36 and $0.37 per share to an exercise price of $0.15 per share are as follows:

Name of Optionee	Grant Date	Expiry Date	Number of Shares	Original Exercise Price	Amended Exercise Price

Directors

Guilford H. Brett	July 28, 2003	July 28, 2006	400,000	$0.36	$0.15
	November 14, 2003	November 14, 2006	250,000	$0.37	$0.15
David H. Brett	July 28, 2003	July 28, 2006	170,000	$0.36	$0.15
	November 14, 2003	November 14, 2006	100,000	$0.37	$0.15
Luard J. Manning	July 28, 2003	July 28, 2006	40,000	$0.36	$0.15
	November 14, 2003	November 14, 2006	20,000	$0.37	$0.15

Officers

Leanora Homrig	July 28, 2003	July 28, 2006	170,000	$0.36	$0.15
	November 14, 2003	November 14, 2006	100,000	$0.37	$0.15
Lesley Hunt	July 28, 2003	July 28, 2006	70,000	$0.36	$0.15
	November 14, 2003	November 14, 2006	130,000	$0.37	$0.15
Total			1,450,000

Coincident with the re-pricing of the outstanding options to directors and officers described above, the Company proposes to re-price the remaining outstanding options which were granted to employees and consultants at exercise prices of $0.36 and $0.37 per share to an exercise price of $0.15 per share. The re-pricing of these options to employees and consultants, who are not Insiders of the Company, under the policies of the Exchange, does not require disinterested shareholder approval.

Management recommends that the disinterested shareholders approve the proposed re-pricing of these directors' and officers' options so that the options will again provide the intended incentive to management and employees of the Company.

Accordingly, at the Meeting, disinterested shareholders will be asked to consider, and if thought fit, to pass the following as an ordinary resolution:

"RESOLVED THAT the exercise price of all outstanding incentive stock options granted to directors and officers of the Company be amended from the current prices of $0.36 and $0.37 per share to an exercise price of $0.15 per share."

Adoption of New Charter Documents

The Business Corporations Act (British Columbia) (the "New Act") has been adopted in British Columbia and is now in effect. The New Act replaces the Company Act (British Columbia) (the "Former Act") and adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. The New Act also uses new forms and terminology, most particularly a Memorandum is now called a "Notice of Articles". The New Act requires every company incorporated under the Former Act to complete a mandatory transition “rollover” on or before March 28, 2006. The Company proposes to effect the mandatory transition, which under the New Act can be authorized by the directors of the Company. The Corporation will be taking steps to effect the transition and to bring its charter documents into conformity with the New Act and to that end will file a Transition Application and Notice of Articles, which replaces the Company's "Memorandum", with the Registrar of Companies (British Columbia).

The Company is seeking Shareholder approval of certain amendments to its Notice of Articles (the "Altered Notice of Articles") and approval of a new form of Articles (the "New Articles") with a view to updating its charter documents to bring them into line with the New Act and incorporating some of the new provisions of the New Act. The directors believe that amending the Company's Notice of Articles and adopting the New Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with charter documents of companies in other jurisdictions.

Copies of the Altered Notice of Articles and the New Articles are available for viewing up to the date of the Meeting at the Company's office at 911 - 470 Granville Street, Vancouver, British Columbia, V6C 1V5, and at the Meeting.

Deletion of Pre-Existing Company Provisions

The regulations under the New Act effectively added certain provisions, called "Pre-Existing Company Provisions" or "PCPs", to every pre-existing company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution is at least three-quarters of the votes cast by Shareholders present in person or by proxy at the meeting. This is the majority that was required under the Former Act.

The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by Shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If Shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"RESOLVED, as a special resolution, that:

(a)

the Pre-Existing Company Provisions in the Notice of Articles of the Company are hereby deleted;

(b)

the Company's Notice of Articles is altered accordingly;

(c)

any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies (British Columbia) along with all other documents and to take such further actions that may be necessary to effect the amendment; and

(d)

the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the Shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies (British Columbia).

Proposed Alterations of Authorized Capital

As now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to increase the Company’s authorized common share capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

Management believes that having unlimited authorized common share capital provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters of the votes cast by the Shareholders present in person or by proxy at the Meeting.

Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"RESOLVED, as a special resolution, that:

(a)

the number of common shares of the Company authorized to be issued be increased to an unlimited number of Common Shares without par value;

(b)

the Company's Notice of Articles be altered accordingly;

(c)

any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies (British Columbia) along with all other documents and to take such further actions that may be necessary to effect the amendment; and

(d)

the board of directors of the Company is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the Shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies (British Columbia).

Adoption of New Articles

Management believes that the New Articles will provide the Company with greater flexibility for future corporate activities and will result in efficiencies and greater cost-effectiveness.

The resolution approving the New Articles must be passed by not less than three-quarters of the votes cast by the Shareholders present in person or by proxy at the Meeting.

Management believes the major changes from the existing Articles are:

1.

Certain changes to the Notice of Articles, New Articles and share structure may be made by directors' resolution or by ordinary resolution. A description of these changes is provided below;

2.

The directors, by directors' resolution, may approve a change of name of the Company without the necessity for Shareholder approval;

3.

Shareholders' meetings may be held by electronic means;

4.

Shareholder meetings may, if authorized by directors' resolution, be held in jurisdictions outside British Columbia; and

5.

A special resolution will require at least 2/3 of the votes cast by the Shareholders in order to be passed.

If the New Articles are adopted by Shareholders, the Company may alter its Notice of Articles, New Articles and share structure in the following manner:

1.

by directors' resolution or ordinary resolution, as determined in each case by the directors, to:

(a)

create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

(b)

establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

(c)

change unissued shares with par value into shares without par value or vice versa or change all or any of its fully paid issued shares with par value into shares without par value;

(d)

create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

(e)

subdivide or consolidate all or any of its unissued, or fully paid issued, shares; and

(f)

authorize alterations to the New Articles that are procedural or administrative in nature or are matters that pursuant to the New Articles are solely within the directors' powers, control or authority.

2.

if the New Act does not specify the type of resolution and the New Articles do not specify another type of resolution, by ordinary resolution otherwise alter its shares, authorized share structure or the New Articles.

Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"RESOLVED, as a special resolution, that:

(a)

the existing Articles of the Company filed with the Registrar of Companies be altered by deleting all of the provisions for the existing Articles of the Company and the New Articles be adopted in substitution therefore and that the Articles and the Notice of Articles be altered accordingly;

(b)

any director or officer of the Company is authorized to execute and file such documents and take such further action, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment; and

(c)

the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the Shareholders, as more particularly described in and subject to the restrictions described in the Company's information circular dated June 27, 2005."

The New Articles shall have effect immediately on the date and time the New Articles are deposited for filing in the Company's records office.

OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company’s comparative financial statements and MD&A for the financial year ended December 31, 2004. Shareholders may contact the Company to request copies of financial statements and MD&A at its office, 911 - 470 Granville Street, Vancouver, British Columbia, V6C 1V5.

APPROVAL OF THE DIRECTORS

The directors of the Company have approved the content and the sending of this information circular.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, as of the 27th day of June, 2005.

CUSAC GOLD MINES LTD.

"David Brett"

"Leanora Homrig"

DAVID H. BRETT

LEANORA HOMRIG

Chief Executive Officer

Chief Financial Officer

SCHEDULE “A”

ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES

The following table indicates how the corporate governance practices of the Company align with the TSX Corporate Governance Guidelines:

TSX Corporate Governance Guidelines

1.

Board should explicitly assume responsibility for stewardship of the corporation, and specifically for:

2.

Adoption of a strategic planning process.

b) Identification of principal risks, and implementing risk management systems.

c) Succession planning and monitoring senior management.

d) Communications policy.

e) Integrity of internal control and management information systems

2.

a) Majority of directors should be unrelated

b) If the corporation has a significant shareholder, the board should include directors who do not have interests in or relationships with the corporation or such significant shareholder.

3.  Disclose, for each director, whether he is related, and how that conclusion was reached.

4.  Appoint a committee of directors, composed exclusively of outside (non-management) directors, a majority of whom are unrelated, responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

5. Implement a process for assessing the effectiveness of the board, its committees and individual directors.

6. Provide an orientation and education program for new directors.

7. Implement a process to examine size of board, with a view to improving effectiveness.

8. Board should review compensation of directors in light of risks and responsibilities.

9. Committees of the board should generally be composed of outside (non-management) directors, a majority of whom are unrelated directors.

10. Board should expressly assume responsibility for, or assign to a committee the general responsibility for the approach to corporate governance issues.

11. a) Define limits to management’s  responsibilities by developing mandates for:

(i)

the board

(ii)

the Chief Executive Officer.

b) Board should approve Chief Executive Officer’s corporate objectives.

12. Implement structures and procedures to ensure the Board can function independently of management.

13. Establish an Audit Committee, composed only of outside directors, with a specifically defined mandate.

14. Implement a system to enable individual directors to engage outside advisors, at the corporation’s expense.

Corporate Governance Practices of the Company

The Board is responsible for the stewardship of the business and affairs of the Company and it reviews, discusses and approves various matters related to the Company’s operations, strategic direction and organizational structure to ensure that the best interests of the Company and its shareholders are being served. The Board’s duties include social responsibility issues and environmental matters.

The duties of the Board include the review of strategic business plans and corporate objectives, the approval of the annual operating plan and the approval of capital expenditures, acquisitions, dispositions, investments and financings that exceed certain prescribed limits. The Board monitors management on a regular basis. Management of the Company is aware of the need to obtain Board approval for significant corporate or business transactions outside of the normal course of business. Less significant activities which can be addressed by management are often reported to the Board, with whom management has a good working relationship.

The Board and its Audit Committee identify the principal risks of its business and ensure the implementation of appropriate systems to manage such risks.

The Board is responsible for establishing processes for succession planning, reviewing succession plans and appointing and monitoring the performance of senior executives.

The communications policy of the Company is reviewed by its Board periodically and provides that communications with all constituents will be made in a timely, accurate and effective manner. The Company communicates regularly with shareholders through press releases, as well as annual and quarterly reports. Investor and shareholder concerns are addressed on an ongoing basis by the Investor Relations department, and, as required, by the President and Chief Executive Officer of the Company. The Company is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner. The Company has few concerns or complaints expressed to it by shareholders, but attempts to deal with any concerns or complaints that it does receive effectively, in an informal manner.

The Board and its Audit Committee are responsible for the supervision of the reliability and integrity of the accounting principles and practices, financial reporting and disclosure practices followed by management. The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls and maintains practices and processes to assure compliance with applicable laws.

Under the current TSX Corporate Governance Guidelines, an unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. The Board is currently comprised of four (4) members, three (3) of whom are considered to be unrelated directors.

There is no significant shareholder of the Company.

David Brett is a related director because he is the CEO and President of the Company.

Since there are only four directors, a separate committee responsible for recruiting new directors, proposing new director nominees to the Board and reviewing the performance and qualification of existing directors is not practicable.  The entire board assumes these responsibilities instead.

There is no formal process for reviewing the size and composition of the Board, assessing the effectiveness of the Board as a whole, or the contributions of individual directors.  The size of the board is too small to make separate committees and processes practicable.

There is presently no formal process for providing an orientation and education program for new members of the Board.  In the event that a new Board member is appointed who does not have significant prior experience as a public company board member, the Chairman of the Board has been assigned the responsibility to educate such person as to the duties and responsibilities of the Board.

The Board is of the view that its current size (four (4) directors) is conducive to effective decision-making, but is inadequate for the purpose of creating committees capable of operating with some independence from other board members.  The Board has taken on the responsibility of expanding to Board to a minimum of five as soon as possible, ensuring that it balances the requirement for size with the need for appropriately experience members, which requires some time.

The Board reviews the adequacy and form of compensation including annual retainer, meeting fees, option grants and other benefits received by directors to ensure that the compensation received by the directors accurately reflects the risks and responsibilities involved in being an effective director.

There is one committee of the Board: the Audit Committee.  The Audit Committee meets at least once each year and reviews the annual financial statements, matters relating to the securities commissions, investments and transactions that could adversely affect the well being of the Company. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Company. The members of the Audit Committee are Guilford Brett (Chairman), George Sanders and Luard Manning.

The Board has assigned responsibility for the Company’s approach to corporate governance issues to the Audit Committee. The Audit Committee is currently conducting a review of the Company’s corporate governance practices to ensure continued compliance with applicable stock exchange rules and applicable laws.

Currently, there is no specific written mandate of the Board, other than the corporate standard of care set out in the governing corporate legislation of the Company, the Canada Business Corporations Act (the “CBCA”).  The  CBCA indicates that each director and officer of a Company governed by it, in exercising his or her powers and discharging his or her duties, shall act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board explicitly assumes responsibility for stewardship of the Company, including the integrity of the Company’s internal control and management information systems. A specific written mandate for the Board is currently under review by the Board. Although the Board supervises, directs and oversees the business and affairs of the Company, it delegates the day-to-day management to others, while reserving the ability to intervene in management decisions and to exercise final judgment on any matter. In order to carry out the foregoing responsibilities, the Board meets as required by circumstances. The Board expects management to operate the business in accordance with the mandate referred to above and to maximize shareholder value, consistent with public and employee safety and the other objectives referred to above. The results of the management activities are reviewed continually by the Board.

The objective set for the Chief Executive Officer by the Board is the general mandate to implement the approved corporate objectives and the strategic business plan (see Item 1(a) above).

See Item 11(a)(ii) above.

See Item 11(a)(ii) above.

The Board has appointed a Chairman who is other than the Chief Executive Officer.

The Board is currently too small to structure an Audit Committee composed only of outside directors. The Board is currently seeking to increase its size to enable greater independence on this committee.

The Audit Committee, in appropriate circumstances and with the approval of the Board, an individual director may engage outside advisors, independent of management, at the expense of the Company.

SCHEDULE "B"

CUSAC GOLD MINES LTD.

FORM 52-110F1

AUDIT COMMITTEE DISCLOSURE

ITEM 1:

THE AUDIT COMMITTEE'S CHARTER

Purpose

The overall purpose of the Audit Committee (the "Committee") of Cusac Gold Mines Ltd. (the "Company") is to ensure that the Company's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements and related financial disclosure of the Company, and to review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information.

Composition, Procedures and Organization

1.

The Committee shall consist of at least three members of the Board of Directors (the "Board").

2.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

3.

Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

4.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

5.

The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers necessary or advisable in order to perform its duties and responsibilities.

6.

Meetings of the Committee shall be conducted as follows:

(a)

the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b)

the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c)

management representatives may be invited to attend all meetings except private sessions with the external auditors.

7.

The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

Roles and Responsibilities

1.

The overall duties and responsibilities of the Committee shall be as follows:

(a)

to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly consolidated financial statements and related financial disclosure;

(b)

to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance;

(c)

to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)

to report regularly to the Board on the fulfillment of its duties and responsibilities.

2.

The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)

to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b)

to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c)

review the audit plan of the external auditors prior to the commencement of the audit;

(d)

to review with the external auditors, upon completion of their audit:

(i)

contents of their report;

(ii)

scope and quality of the audit work performed;

(iii)

adequacy of the Company's financial and auditing personnel;

(iv)

co-operation received from the Company's personnel during the audit;

(v)

internal resources used;

(vi)

significant transactions outside of the normal business of the Company;

(vii)

significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii)

the non-audit services provided by the external auditors;

(e)

to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles; and

(f)

to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.

The duties and responsibilities of the Committee as they relate to the Company's internal auditors are to:

(a)

periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b)

review and approve the internal audit plan; and

(c)

review significant internal audit findings and recommendations, and management's response thereto.

4.

The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a)

review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)

review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(c)

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d)

periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

5.

The Committee is also charged with the responsibility to:

(a)

review the Company's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)

review and approve the financial sections of:

(i)

the annual report to shareholders;

(ii)

the annual information form, if required;

(iii)

annual and interim MD&A;

(iv)

prospectuses;

(v)

news releases discussing financial results of the Company; and

(vi)

other public reports of a financial nature requiring approval by the Board,

and report to the Board with respect thereto;

(c)

review regulatory filings and decisions as they relate to the Company's financial statements;

(d)

review the appropriateness of the policies and procedures used in the preparation of the Company's financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)

review and report on the integrity of the Company's financial statements;

(f)

review the minutes of any audit committee meeting of subsidiary companies;

(g)

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the financial statements;

(h)

review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(i)

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders.

ITEM 2:

COMPOSITION OF THE AUDIT COMMITTEE

The current members of the Committee are Messrs. Guilford Brett, George Sanders and Luard Manning. Messrs. Sanders and Manning are considered independent. The Company is currently seeking an additional director for its Board who will be independent and will be added to the audit committee in place of Mr. Brett to meet the full independence requirement. All of the members are financially literate. "Independent" and "financially literate" have the meaning used in Multilateral Instrument 52-110 (the "Instrument") of the Canadian Securities Administrators.

ITEM 3:

RELEVANT EDUCATION AND EXPERIENCE

Guilford Brett:

Guilford Brett has been a director and senior officer of public companies involved in the exploration, development and mining of minerals since 1965. During that time he served each year on at least one audit committee and has been involved in the review and management oversight of the preparation of public resource company financial statements.

George Sanders:

George Sanders is a licensed engineering geologist in the State of Washington and a seasoned geological consultant. Through his career, Mr. Sanders has prepared work programs and the related budgets for exploration projects and has had the responsibility to administer and manage projects including the expenditure budgets when he worked as a project manager for Gold Fields, then as Manager of Exploration for Canyon Resources. This work gave Mr. Sanders good experience in costing and accounting for exploration programs which is the principal part of Company's business activities and financial reporting at this time.

Luard Manning:

Luard Manning is a registered professional geological engineer having practiced in that field for over 54 years. As with Mr. Sanders, Mr. Manning has extensive experience in the costing and accounting for exploration and other geological programs arising from his professional requirement to prepare and cost exploration and other geological programs and then administer projects and manage the related budgets. In addition, Mr. Manning has gained further experience from having served as the director of a number of public companies over the past fourteen years which included service on a number of audit committees.

ITEM 4:

RELIANCE ON CERTAIN EXEMPTIONS

Non-Audit Services

The Instrument requires that the Committee pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Company's external auditor. In respect of the most recently completed financial year, the Company has not obtained any non-audit services from the external auditor.

Other Exemptions

In respect of the most recently completed financial year, the Company has not relied on an exemption from the Instrument, in whole or in part, granted under Parts 3 or 8 of the Instrument.

ITEM 5:

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor (currently, BDO Dunwoody, Chartered Accountants) not adopted by the Board.

ITEM 6:

PRE-APPROVAL POLICIES AND PROCEDURES

Formal policies and procedures for the engagement of non-audit services have yet to formulated and adopted.

ITEM 7:

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees charged to the Company by the external auditor in each of the last two fiscal years is as follows:

Financial Year Ending July 31	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees	Total Fees
2004	$33,612	Nil	$3,988	Nil	$37,600
2003	$23,565	Nil	$2,000	Nil	$25,565